May 15, 2008

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:         Express Scripts, Inc
Form 10-K for the year ended December 31, 2007
Filed March 21, 2008
File No. 000-20199

Dear Mr. Rosenberg:

Express Scripts, Inc. (the “Company” or “we”) is responding to the Staff’s comment letter dated May 1, 2008, regarding its Annual Report on Form 10-K for the year ended December 31, 2007 (the “Filing”).  As requested in the Comment Letter, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The numbered paragraphs below correspond to the paragraphs of your Comment Letter.  Your comments are repeated in boldface, and our responses in ordinary type follow.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Self-Insurance Reserves- Factors Affecting Estimate
1.	Please revise your disclosure to quantify the changes in your self-insurance reserve estimate during each period presented in the filing.

The Company acknowledges the Staff’s request to consider disclosing in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) the above information regarding quantifying the changes in our self-insurance reserve estimate during each period presented in the filing.  For the years ended December 31, 2007, 2006 and 2005, the Company concluded that the self-insurance reserve and the changes in estimates during each period presented were not material to the consolidated financial statements.  The self-insurance reserve as a percentage of total assets and total liabilities was less than 2% for the years ended December 31, 2007 and 2006.  The self-insurance reserve expense was less than 5% of total selling, general and administrative (“SG&A”) expense during each of the years ended December 31, 2007, 2006 and 2005.

We have historically disclosed material changes in SG&A expense that are attributable to changes in our self-insurance reserves.  In Form 10-K for the year ended December 31, 2004, we disclosed an increase of $28.8 million in legal fees as a result of litigation with various states.  From that period forward, the self-insurance expense has remained consistent as a percentage of SG&A expense and has not had a material impact on comparisons of our operating results from year to year or on our consolidated financial statements.  Due to the fact that changes in events and circumstances could cause material changes in our self-insurance reserves, we believe the self-insurance reserve is appropriately disclosed as a critical accounting policy.  If material changes in the self-insurance expense occur in the future, the Company confirms it will disclose and discuss such changes in MD&A as part of its operating and financial review in our annual and quarterly filings.

In response to the Staff’s request outlined above, we supplementally advise the Staff that, commencing with our Form 10-K for the year ended December 31, 2008, our expanded disclosure will read as follows (information added in response to the Staff’s comment is underlined):

SELF-INSURANCE RESERVES

ACCOUNTING POLICY
We accrue self-insurance reserves based upon estimates of the aggregate liability of claim costs in excess of our insurance coverage which are probable and estimable.  Reserves are estimated using certain actuarial assumptions followed in the insurance industry and our historical experience.  The majority of these claims are legal claims and our liability estimate is primarily related to the cost to defend these claims.  We do not accrue for settlements, judgments, monetary fines or penalties until such amounts are probable and estimable, in compliance with Financial Accounting Standard (“FAS”) No. 5, “Accounting for Contingencies.”  Under FAS 5, if the range of possible loss is broad, and no amount within the range is more likely than any other, the liability accrual is based on the lower end of the range.

FACTORS AFFECTING ESTIMATE
Self-insurance reserves are based on management’s estimates of the costs to defend legal claims.  We do not have significant experience with certain of these types of cases.  As such, differences between actual costs and management’s estimates could be significant.  Actuaries do not have a significant history with the PBM industry.  Therefore, changes to assumptions used in the development of these reserves can affect net income in a given period.  In addition, changes in the legal environment and the number and nature of claims could impact our estimate.  The self-insurance reserves and changes in those estimates have not been material to the financial statements for the periods presented herein.

2.
We noted that you make estimates for discounts, contractual allowances and product returns.  In this regard, we believe that your disclosure related to estimates of items that reduce gross revenue could be improved as follows:

a.
Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b.
Disclose the factors that you consider in estimating each accrual.  To the extent that these factors are quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources.

d.	Provide a roll forward of each accrual for the periods presented showing the following:
1.	Beginning balance,
2.	Current estimate related to sales made in the current period,
3.	Current estimate related to sales made in prior periods,
4.	Actual returns or credits in current period related to sales made in prior periods, and
5.	Ending balance.
e.
In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, discounts and contractual allowances) including the effect that changes in your estimate of these items had on your revenues and operations.

The Company acknowledges the Staff’s request to consider disclosing the above information regarding estimates of items which reduce gross revenue; however, the Company determined these balances are not material to its consolidated financial statements.  The accruals for discounts, contractual allowances and returns represented approximately 0.1% of total assets as of December 31, 2007 and December 31, 2006.  In 2007, the total discounts, contractual allowances and returns represented approximately 0.08% of total revenue and 0.8% of Specialty and Ancillary Services (“SAAS”) revenues.  The purpose of our disclosure listed below is to provide the investors and users of the financial statements relevant information regarding our revenue recognition policies.  As such, we supplementally advise the Staff that commencing with our Form 10-K for the year ended December 31, 2008, our expanded disclosure will read as follows (information added in response to the Staff’s comment is underlined):

OTHER ACCOUNTING POLICIES

We consider the following information about revenue recognition policies important for an understanding of our results of operations:

•
Revenues from dispensing prescriptions from our home delivery pharmacies are recorded when prescriptions are shipped.  These revenues include the co-payment received from members of the health plans we serve.

•	Revenues from the sale of prescription drugs by retail pharmacies are recognized when the claim is processed. We do not include member co-payments to retail pharmacies in revenue or cost of revenue.
•
When we independently have a contractual obligation to pay our network pharmacy providers for benefits provided to our clients’ member, we act as a principal in the arrangement and we include the total payments we have contracted to receive from these clients as revenue and the total payments we make to the network pharmacy providers as cost of revenue.

•
When we merely administer a client’s network pharmacy contracts to which we are not a party and under which we do not assume credit risk, we earn an administrative fee for collecting payments from the client and remitting the corresponding amount to the pharmacies in the client’s network.  In these transactions, drug ingredient cost is not included in our revenues or in our cost of revenues.

•
Gross rebates and administrative fees earned for the administration of our rebate programs, performed in conjunction with claim processing services provided to clients, are recorded as a reduction of cost of revenue and the portion of the rebate payable to customers is treated as a reduction of revenue.

•
When we earn rebates and administrative fees in conjunction with formulary management services, but do not process the underlying claims, we record rebates received from manufacturers, net of the portion payable to customers, in revenue.

•
We distribute pharmaceuticals in connection with our management of patient assistance programs and earn a fee from the manufacturer for administrative and pharmacy services for the delivery of certain drugs free of charge to doctors for their low income patients.

•
We earn a fee for the distribution of consigned pharmaceuticals requiring special handling or packaging where we have been selected by the pharmaceutical manufacturer as part of a limited distribution network.

•
Discounts and contractual allowances related to our SAAS revenues are estimated based on historical collections over a recent period for the sales that are recorded at gross amounts.  The percentage is applied to the applicable accounts receivable balance that contains gross amounts for each period.  Any differences between the estimates and actual collections are reflected in operations in the year payment is received.  Differences may result in the amount and timing of revenues for any period if actual performance varies from estimates.  Allowances for returns are estimated based on historical return trends.  The discounts, contractual allowances, allowances for returns and any differences between estimates and actual amounts are not material to the consolidated financial statements.

•
Specialty revenues earned by our SAAS segment are recognized at the point of shipment.  At the time of shipment, the Company has performed substantially all of its obligations under its customer contracts and does not experience a significant level of reshipments.

•
SAAS product revenues include revenues earned through the distribution of specialty drugs to clients, and supplies provided through the distribution business, as well as administering sample card programs for certain manufacturers.  We include ingredient cost of those drug samples dispensed from retail pharmacies in our SAAS revenues and the associated costs for these sample card programs in cost of revenues.

•
SAAS service revenues include revenues earned through providing reimbursement solutions and product support to pharmaceutical manufacturers, biotechnology companies, and medical device companies, revenues derived from our group purchasing organization, and administrative fees for the verification of practitioner licensure and the distribution of consigned drug samples to doctors based on orders received from pharmaceutical sales representatives.

If, despite the Company’s expectations to the contrary, unexpected material fluctuations occur in the future, the Company confirms it will disclose and discuss such balances and fluctuations in MD&A as part of its operating and financial review in our annual and quarterly filings.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at (314) 684-5107.

Sincerely,

 /s/ Jeffrey L. Hall
Jeffrey L. Hall
Executive Vice President
Chief Financial Officer